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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JUL 30 2004 SEC MAIL PROCESSING SECTION WASH., D.C. 155

SEC FILE NUMBER
8- ~~11467~~ 20526

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CAPITAL CONCEPTS INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 SANSOME STREET, 11th FLOOR
(No. and Street)

SAN FRANCISCO (City) CALIFORNIA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES WILLIAMS (415) 492-8975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311 (Address) LARKSPUR (City) CALIFORNIA (State) 94939 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN L. WRIGHT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL CONCEPTS INVESTMENT CORP., as of JUNE 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____
Signature

PRESIDENT
Title

____
Notary Public

CLAUDIA L. COURTADE
Commission # 1398416
Notary Public - California
San Francisco County
My Comm. Expires Feb 4, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit~~ Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITOR'S REPORT 3

FINANCIAL STATEMENTS

Statement of financial condition 4
Statement of operations 5
Statement of changes in stockholders' equity. 6
Statement of cash flows 7
Notes to financial statements . . . . 8 – 10

ADDITIONAL INFORMATION

Computation of net capital 11
Computation for Determination of Reserve Requirement
Pursuant to Rule 15c3-3
Information for Possession or Control Requirement under Rule 15c3-3 . 12
Supplemental report on internal accounting control . . . . 13 – 14

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of San Francisco } ss.

On July 12, 2004 (Date) before me, Claudia L. Courtade (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared John L. Wright (Name(s) of Signer(s)),

☑ personally known to me
☐ proved to me on the basis of satisfactory evidence

CLAUDIA L. COURTADE
Commission # 1398416
Notary Public - California
San Francisco County
My Comm. Expires Feb 4, 2007

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Claudia L. Courtade
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Capital Concepts Investment Corp.
San Francisco, California

We have audited the statement of financial condition of Capital Concepts Investment Corp. as of June 30, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Concepts Investment Corp., as of June 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe
CERTIFIED PUBLIC ACCOUNTANTS

July 20, 2004

CAPITAL CONCEPTS INVESTMENT CORP.

STATEMENT OF FINANCIAL CONDITION

June 30, 2004

ASSETS

Cash and cash equivalents	$ 54,102
Commissions receivable	172,379
Prepaid expense	2,634
Notes receivable - shareholders	296,714
	$ 525,829

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions payable	$ 106,373
Accounts payable	768
Deferred income taxes	13,816
Total liabilities	120,957
Stockholders' equity	
Common stock, par value of $10 per share, 20,000 shares authorized, 766 shares issued and outstanding	7,660
Additional paid in capital	130,750
Retained earnings	266,462
Total stockholders' equity	404,872
	$ 525,829

See notes to financial statements.

CAPITAL CONCEPTS INVESTMENT CORP.

STATEMENT OF OPERATIONS

For the Year Ended June 30, 2004

REVENUES	
Commissions	$ 309,243
Interest	17,431
Other income	1,184
	327,858
EXPENSES	
Commissions	203,415
Professional fees	24,710
Legal and accounting	12,460
Regulatory fees	5,860
Other operating expenses	12,783
	259,228
INCOME BEFORE INCOME TAXES	68,630
INCOME TAXES	16,943
NET INCOME	$ 51,687

See notes to financial statements.

CAPITAL CONCEPTS INVESTMENT CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended June 30, 2004

	Common Stock No.	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, June 30, 2003	766	$ 7,660	$ 130,750	$ 214,775	$ 353,185
Net income				51,687	51,687
Balance, June 30, 2004	766	$ 7,660	$ 130,750	$ 266,462	$ 404,872

See notes to financial statements.

CAPITAL CONCEPTS INVESTMENT CORP.

STATEMENT OF CASH FLOWS

For the Year Ended June 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 51,687
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
(Increase) in commissions receivable	(164,379)
(Increase) in accounts receivable	(2,634)
(Decrease) in accounts payable	(943)
Increase in commissions payable	99,973
(Decrease) in income taxes payable	(5,889)
Increase in deferred income taxes	16,143
Net adjustments	(57,729)
Net cash used by operating activities	(6,042)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,042)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	60,144
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 54,102
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Income taxes paid	$ 6,689

See notes to financial statements.

CAPITAL CONCEPTS INVESTMENT CORP.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended June 30, 2004

NOTE A – Summary of Significant Accounting Policies

General

Capital Concepts Investment Corp. (the Company), a California corporation, was incorporated in 1975, and is registered as a broker-dealer under the Securities and Exchange Act of 1934. The Company acts as a broker-dealer in the sale of limited partnership interests and other investments.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who maintain a special account for the exclusive benefit of customers.

Securities Transactions

Commission revenues are recorded on the trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CAPITAL CONCEPTS INVESTMENT CORP.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended June 30, 2004

NOTE A – Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income taxes are provided for differences in timing of reporting income for financial statements and income tax purposes. The principal differences relate to differences in recognizing revenues and expenses because the Company reports on a cash basis for income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NOTE B – Notes Receivable – Shareholders

At June 30, 2004, unsecured notes receivable from shareholders amounted to $296,714. These notes are due at various dates through August 23, 2003, and accrue interest at rates varying from 5% to 8.75%, payable annually. Interest earned and received for the year totaled $17,264, and is included in interest income in the statement of operations.

NOTE C – Related Party

A portion of the Company's revenues ($302,925) was derived from the sale of limited partnership interests of entities formed by the Company's shareholders or related affiliates.

The two shareholders of the Company were paid consulting fees totaling $22,500, during the year ended June 30, 2004, which are included in professional fees in the statement of operations.

NOTE D – Income Taxes

The income tax benefit consists of the following:

Currently payable:	
State	$ 800
Deferred:	10,561
Federal	5,582
State	16,143
	$ 16,943

The Company's total deferred tax assets, deferred tax liabilities and deferred tax asset valuation allowance at June 30, 2004, is as follows:

Deferred tax assets	$ 28,397
Deferred tax liabilities	(42,213)
Deferred tax valuation allowance	0
	$(13,816)

At June 30, 2004, the Company has net operating loss carryforwards of $1,878 for federal and $29,113 for state income tax purposes available to offset future state taxable income until 2024 and 2014, respectively.

NOTE E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2004, the Company's net capital is $39,519, which is $31,455 in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at June 30, 2004 was 3.06 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

CAPITAL CONCEPTS INVESTMENT CORP.
COMPUTATION OF NET CAPITAL
June 30, 2004

NET CAPITAL	
Stockholders' equity	$ 404,872
Less nonallowable assets:	
Commissions receivable	(66,005)
Prepaid expense	(2,634)
Notes receivable - shareholders	(296,714)
NET CAPITAL	$ 39,519
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Commissions payable	$ 106,373
Accounts payable	768
Deferred income taxes	13,816
	$ 120,957
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6-2/3 % of aggregate indebtedness or $5,000)	$ 8,064
Net capital in excess of minimum requirement	$ 31,455
Ratio of aggregate indebtedness to net capital	3.06 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of June 30)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 53,333
Audit adjustments – Deferred income taxes	(13,816)
Rounding	2
Net capital as reported herein	$ 39,519
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 107,141
Audit adjustments – Deferred income taxes	13,816
Aggregate indebtedness, as reported herein	$ 120,957

These differences result in a ratio of aggregate indebtedness to net capital of 3.06 to 1.0 rather than 2.01 to 1.0 as previously reported.

CAPITAL CONCEPTS INVESTMENT CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

June 30, 2004

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

June 30, 2004

Not applicable.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

July 20, 2004

Board of Directors
Capital Concepts Investment Corp.
San Francisco, California

We have audited the financial statements of Capital Concepts Investment Corp. for the year ended June 30, 2004, and have issued our report thereon dated July 20, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Capital Concepts Investment Corp., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in Rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Capital Concepts Investment Corp., taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under Rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

CERTIFIED PUBLIC ACCOUNTANTS